[Frederic Dorwart, Lawyers Letterhead]

April 30, 2009

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mr. Stephen Krikorian

Re: CompuMed, Inc.

    Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

    Filed December 30, 2008

    Form 10-Q for the Quarterly Period Ended December 31, 2008

    Filed February 17, 2009

    File No. 000-14210

Dear Mr. Krikorian:

I am securities counsel for CompuMed, Inc. (The “Company”). The Company is responding to comments received from the Securities and Exchange Commission (the “Commission”) in your letter dated April 3, 2009.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not asset staff comments as a defense to any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Set forth below are the Company’s responses to the Commission’s comments in bold. The numbering of the responses corresponds to the numbering of comments in the letter from the Commission.

Form 10-KSB/A for the Fiscal Year Ended September 30, 2008

Item 6.  Management’s Discussion and Analysis or Plan of Operation

Financial Condition, Liquidity and Capital Resources, page 16

Comment 1. We note that you do not provide a discussion of cash flows from operating activities. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 34-48960. Similar concerns apply to the disclosures in your Form 10-Q for the quarter ended December 31, 2008.

Response 1.

The discussion of cash flows from operating activities were provided on page 17, paragraph 2 in the10-KSB/A and page 19, paragraph 6 in the 10-Q, starting at “A portion of the Company’s available capital…”

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We will amend the Form 10-KSB/A and 10-Q to add the header “Operations” to this section to provide the reader an organized reporting.

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We will amend the Form 10-KSB/A to include the net change of cash used in operating activities for the four quarters in fiscal 2008. The proposed changes are in bold italics.

Operations:

A portion of the Company’s available capital is currently invested in money market accounts. As of September 30, 2008, the Company’s investments in marketable securities were valued at $137,000. The Company had $70,000 of realized loss and $24,000 of realized gain in the fiscal years ended September 30, 2008 and 2007, respectively. As for unrealized loss, the Company recorded $0 and $60,000 in the fiscal years ended September 30, 2008 and 2007, respectively, net of reclassification adjustments of $0 and $379,000, respectively, and net of income taxes of $0 for each of the years ended September 30, 2008 and 2007. At September 30, 2007, the Company recorded $379,000 in other-than-temporary impairment losses. At September 30, 2008, the Company sold $607,000 of its investments in marketable securities, which realized the other-than-temporary impairment loss recorded for fiscal 2007 and resulted in further losses of $69,000. The Company invested the proceeds of these sales of marketable securities in mutual funds consisting solely of U.S. treasury securities in accordance with the Company’s newly adopted investment policy.

The Company has incurred recurring losses of $1,478,000 and $1,380,000 in fiscal years ended September 30, 2008 and 2007, respectively, resulting in aggregate losses of $2,858,000 over that two-year period.

Even though the loss in fiscal 2008 is greater than fiscal 2007, the cash burn had been continuously reduced reflecting a net change of $429,000 in the first quarter, $266,000 in the second quarter, $74,000 in the third quarter and $83,000 in the fourth quarter. The improvement of the cash burn was resulted due to realigning priorities of our product lines, re-evaluating the performing product lines versus non-performing where the cost cutting measures were implemented. Going forward, based on this trend, we anticipate continued reduction of our cash burn resulting in positive cash flow. We did not change our credit policies with our customers or our practices regarding payments to our vendors.

The Company anticipates that its cash flow from operations, available cash and marketable securities will be sufficient to meet its anticipated financial needs for at least the next 12 months assuming that no significant downturn in its business occurs. There can be no guarantee that the Company will achieve this result, however and the Company may need to raise additional capital in the future or draw down in its available credit line. Such sources of financing might not be available on reasonable terms or at all. Failure to raise capital when needed could adversely impact the Company’s business, operating results and liquidity. If additional funds were raised through the issuance of equity securities, the percentage of ownership of existing stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to the Company’s common stock. The Company’s Common stock is currently quoted on the over-the-counter bulletin board, which will make it more difficult to raise funds through the issuance of equity securities. These additional sources of financing may not be available on acceptable terms, if at all.

Our primary capital resource commitments at September 30, 2008 consist of capital and operating lease commitments, primarily for computer equipment, electrocardiogram terminals and for our corporate office facility.

Additionally we are exploring Joint Ventures, Acquisitions and other forms of strategic transactions, which might cause us to require additional capital. The Company plans to make use of its existing credit facility for such transactions. However, there is no guarantee that the Company will be able to enter in such a transaction or that it would be at terms consistent with the available credit facility.

Item 7.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 2. We note that your financial statements include a balance sheet as of September 30, 2007; however, the audit report does not refer to this balance sheet. Please amend to revise the audit report. See Rule 2-02(a)(4) of Regulation S-X.

Response 2. We will amend the Form 10-KSB/A for the fiscal year ended September 30, 2008 to include a revised audit report that references the balance sheet at September 30, 2007.

Statements of Cash Flows, page F-6

Comment 3. Your disclosures on page 9 indicate that you finance equipment with a commercial leasing company and then rent the equipment to a physician. Please tell us whether the payments on capital lease obligations which are reflected as a cash flow from financing activities are related to this program. If so, tell us how you considered paragraph 24 of SFAS 95.

Response 3. Some of the payments on capital lease obligations are for equipment that is rented to physicians. Paragraph 24 of SFAS 95 states that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flow for this item. It further states “… equipment sometimes is acquired or produced to be used by the enterprise or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities.” This circumstance does not apply to our Company, as the equipment financed under the capital lease will not be sold. Therefore, we did not include the payments on the capital lease obligation as cash flow for operating activities. We, however, disclosed the amount of the equipment acquired through capital lease obligations as supplementary information at the bottom of our cash flow statement.

Notes to Financial Statements

Note A- Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Comment 4. Please tell us about your accounting for the ECG and OsteoCare rental programs and refer to the authoritative guidance that supports your accounting.

Response 4. ECG rental program - ECG rental charges are the rental fees on the equipment used to obtain and send ECG data. Revenue is recognized monthly based on contracted amounts, in accordance with SAB 104 (i.e. when the following criteria have been met: (1) persuasive evidence of an arrangement exits, (2) the product has been delivered or the services have been rendered, (3) the fee is fixed or determinable, and (4) collectability of the fee is reasonably assured).

OsteoCare rental program – this revenue accounts for less than 1% of the Company’s revenue in the current year. We deliver machines to customers for trials. If and when the customer decides to rent, a rental agreement is obtained. The customer is billed monthly and revenue is recognized monthly, over the term of the rental agreement, starting when the agreement is signed. This is in accordance with SAB 104 (i.e. when the following criteria have been met: (1) persuasive evidence of an arrangement exits, (2) the product has been delivered or the services have been rendered, (3) the fee is fixed or determinable, and (4) collectability of the fee is reasonably assured).

Note B- Income Taxes, page F-10

Comment 5. We note your disclosures regarding FIN 48 on page F-11. Please tell us how you considered providing the disclosures required by paragraphs 20 and 21 of FIN 48.

Response 5. Disclosures in paragraphs 20 and 21 of FIN 48 pertain to the enterprise’s policy on classification of interest and penalties and disclosure of information pertaining to unrecognized tax benefits and interest & penalties recognized. The Company is in a position whereby we have net operating loss carry forwards, which have generated deferred income tax assets. These deferred income tax assets have been fully reduced by a valuation allowance and represent most of the Company’s unrecognized tax benefits. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months, as we do not believe we took any uncertain tax positions, as defined by FIN 48, on our tax returns. The disclosure will be expanded to include a tabular reconciliation of unrecognized tax benefits as well as the Company’s policy for classifying interest and penalties, which are shown below. It is proposed that these additions be included prospectively in the Company’s quarterly filing on Form10-Q to be filed for the quarter ended March 31, 2009:

As of September 30, 2008, the Company had $3.6 million of unrecognized tax benefits, of which, $3.6 million, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 in fiscal year 2008.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

Year Ended September 30, 2008

Balance, beginning of year	$ 2,989,000
Decreases related to settlements	––
Increases for tax positions related to the current year	657,000
Increases for tax positions related to prior years	––
Decreases for tax positions related to prior years	––
Reductions due to lapsed statute of limitations	––
Balance, end of year	$ 3,646,000

Item 13.  Exhibits

Comment 6. We note that you did not file your Principal Financial Officer certification under 601(b)(31) of Regulation S-B. Please amend your filing to include this certification.

Response 6. We will amend the filing to include the Principal Financial Officer certification, which will comport with changes to the certification of the Principal Executive Officer identified in paragraph 7 below.

Exhibit 31.1

Comment 7. We note that you filed your Principal Executive Officer certification under Item 601(b)(31) of Regulation S-B. Please revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response 7. We will revise the certification of the Principal Executive Officer to include the corrected introductory language of paragraph 4, as well a paragraph 4(b).

Response 7.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 1.  Financial Statements

Notes to Financial Statements

Comment 8. Please tell us how you considered providing the disclosures required by paragraph 32 of SFAS 157.

Response 8.  We propose to include the following disclosures in our future filings:

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”). This standard establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 - quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

The following is a listing of the Company’s assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Investments	$138,000	––	––	$138,000

If you have any questions regarding the foregoing responses or if we may be any further assistance, please do not hesitate to call me at (918) 583-9958.

Very truly yours,
/s/ TAMARA R. WAGMAN
Tamara R. Wagman,
Counsel to the Company